Exhibit 31

FOR IMMEDIATE RELEASE:

CONTACT:
Michael Sitrick or Terry Fahn
Sitrick And Company, Inc.
(310) 788-2850

Steven G. Mihaylo Responds to Inter-Tel Stockholders’ Vote Against Resolution to Initiate a Sale of the Company to Highest Bidder

TEMPE, AZ, October, 24, 2006 – Steven G. Mihaylo commented on the Inter-Tel (Delaware), Incorporated (Nasdaq: INTL) stockholders’ apparent decision not to support the non-binding Resolution to initiate the sale of the Company to the highest bidder.

“Based on our analysis, we believe that the results were so close that the swing of a single 1-2% stockholder might have allowed the Resolution to pass,” said Mr. Mihaylo. “Assuming the Company confirms the preliminary voting results, we will promptly withdraw our offer to acquire the Company. While we are disappointed in the final outcome, we thank the many stockholders who supported our Resolution.”

Mr. Mihaylo added, “We continue to believe that Inter-Tel is headed in the wrong direction and that its fundamental results will not justify a stock price above our all cash $23.25 proposed offer in the foreseeable future. Nonetheless, we believe our efforts have increased the Board’s focus on its obligation to maximize value for all stockholders.”